SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2023

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: February 17, 2023	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

NEWS RELEASE

SHAW DECLARES MARCH MONTHLY DIVIDEND,

SUSPENDS DRIP AND EXTENDS DATE FOR ANNUAL GENERAL MEETING

Calgary, Alberta (February 17, 2023) – Shaw Communications Inc. (“Shaw”) announced today that it has declared a monthly dividend, suspended its dividend reinvestment plan (“DRIP”) and obtained an extension for the date by which it must hold its annual general meeting.

Dividend Declaration

Shaw’s Board of Directors has declared monthly dividends of $0.09875 per Class B Non-Voting Participating Share and $0.098542 per Class A Participating Share, payable on March 30, 2023 to holders of record at the close of business on March 15, 2023. These dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date. If the Effective Date of the Arrangement (each as defined in the Arrangement Agreement dated March 13, 2021, between Shaw and Rogers Communications Inc.) occurs prior to the record date set forth above, no further dividends will be paid.

Dividend Reinvestment Plan

Shaw suspended its DRIP effective February 13, 2023. Shaw shareholders who have been participating in the DRIP will receive: (i) each whole Class B Non-Voting Participating Share or Class A Participating Shares to which they were entitled under the DRIP; and (ii) a cash payment for any fractional shares previously held in the DRIP. Any future dividends paid by Shaw will be received by former DRIP participants in cash (together with all other Shaw shareholders).

Extension of Annual General Meeting

Shaw received an extension from the Toronto Stock Exchange and an order from the Alberta Court of King’s Bench that permits Shaw to hold its 2023 annual general meeting by no later than May 31, 2023. If the Rogers-Shaw merger has not closed by such time, the Company expects to hold its 2023 annual general meeting near the end of May 2023 and will provide a notice of meeting and record date in due course.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, NYSE—SJR, and TSXV—SJR.A). For more information, please visit www.shaw.ca

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca